EXHIBIT 1


                       SUMMARY: Adage, Inc. (NASDAQ:ADGE)
                                Appoints new President and CEO

                                Company Contact:
                                William P. Kelly
                                VP of Finance & CFO
                                Adage, Inc.
                                407-984-1414


WEST MELBOURNE, FLORIDA DECEMBER 3, 1997...ADAGE, INC. (NASDAQ:ADGE)

Adage, Inc., a producer of wireless communications products, announced today the appointment of Richard K. Laird to the position of President and CEO. Having divested all holdings other than its RELM Communications subsidiary, Adage will devote its full attention to designing, manufacturing, and marketing wireless communications equipment. Among other actions, Adage is seeking shareholder approval to formally change the corporation's name to RELM Wireless Corporation. Mr. Laird has been recruited to direct these new initiatives.

Laird comes to Adage following a successful 20-year career with high technology communications companies. In 1984 Laird founded the telecommunications equipment company Keptel to capitalize upon the breakup of AT&T. Venture financed, Keptel successfully penetrated all seven regional Bell operating companies, designing, manufacturing, and selling new kinds of test and interface equipment needed as a result of divestiture and deregulation. In 1987, Laird took Keptel public and, after profitably growing revenues to $50M+, sold the firm for $90M to the then $700M cable TV equipment company Antec. Laird subsequently became Antec's Executive Vice President of Operations, ultimately leaving to pursue other opportunities.

Adage Board Chairman Donald Goebert said, "We are delighted to have Richard on board to head up our new focus. Richard brings a wealth of public company and high technology experiences, each in rapidly changing new markets, as well as demonstrated leadership skills, which will propel RELM's growth in these new wireless equipment markets".

Laird said, "New band width is being allocated everyday worldwide for wireless communication and new technologies, appearing to make ever better use of each piece of spectrum. The worldwide market for wireless communication equipment is exploding as a result, setting the stage for new applications and instruments yet to be imagined. The Adage board has successfully refocused the company to capitalize upon these opportunities and its RELM subsidiary can become an excellent base from which to spring. The company's solid balance sheet and committed board insure that this pursuit will be an aggressive one and I am delighted to be joining at such a moment".